UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GRAPHIC PACKAGING HOLDING COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

388 689 101

(CUSIP Number)

Jeffrey H. Coors and Peter H. Coors, Co-Chairmen

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

with a copy to:

Natalie K. Winegar, Legal Counsel

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

(307) 635-0710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388 689 101

1	Names of Reporting Persons: Adolph Coors Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)           The Reporting Person is a limited liability company organized under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Adolph Coors, Jr. Trust dated September 12, 1969

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)           The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Augusta Coors Collbran Trust dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)           The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)           The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Herman F. Coors Trust dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)           The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Louise Coors Porter Trust dated July 5, 1946 (as further amended)

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)          The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Grover C. Coors Trust dated August 7, 1952

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)          The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: May Kistler Coors Trust dated September 24, 1965

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)          The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No. 388 689 101

1	Names of Reporting Persons: Adolph Coors Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: -0-

	8	Shared Voting Power: -0-

	9	Sole Dispositive Power: -0-

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.0%

14	Type of Reporting Person (See Instructions): 00 (1)

(1)           The Reporting Person is a private charitable foundation.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on March 20, 2008, as amended and supplemented by Amendment No. 1 filed on January 10, 2013, Amendment No. 2 filed on April 4, 2013, Amendment No. 3 filed on June 7, 2013, Amendment No. 4 filed on August 15, 2013 and Amendment No. 5 filed on January 22, 2014 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by Adolph Coors Company LLC, a Wyoming limited liability company (the “LLC”) as trustee of: (i) the Adolph Coors, Jr. Trust dated September 12, 1969 (the “Adolph Coors Jr. Trust”), (ii) the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta Coors Collbran Trust”), (iii) the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha Coors Munroe Trust B”), (iv) the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman F. Coors Trust”), (v) the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise Coors Porter Trust”), (vi) the Grover C. Coors Trust dated August 7, 1952 (the “Grover C. Coors Trust”), and (vii) the May Kistler Coors Trust dated September 24, 1965 (the “May Kistler Coors Trust” and collectively with the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust and the May Kistler Coors Trust, the “Coors Family Trusts”); and the Adolph Coors Foundation, a Colorado nonprofit corporation (the “Foundation”), relates to the beneficial ownership of the shares of common stock, $0.01 par value per share (the “Issuer Common Stock”), of Graphic Packaging Holding Company, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.         Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“As of June 30, 2006, the LLC, a Wyoming limited liability company, became the sole trustee of the Coors Family Trusts.  The LLC was formed for the purpose of acting as the trustee of the Coors Family Trusts.  The Coors Family Trusts were formed to hold assets and investments for their beneficiaries.  Each of the Coors Family Trusts is a member of the LLC and the only members of the LLC are the Coors Family Trusts.  The address of the LLC is 2120 Carey Avenue, Suite 412, Cheyenne, Wyoming  82001.  The LLC does not serve as trustee for any other trusts or conduct any business not related to the administration and management of the Coors Family Trusts. The Foundation is a private charitable organization.  The Foundation’s address is 215 St. Paul Street, Suite 300, Denver, Colorado  80206.

The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The 16 members of the board of directors (the “LLC Directors”) of the LLC are all lineal descendants of Adolph Coors. Each of the Coors Family Trusts is administered and managed by a trust committee (each, a “Trust Committee”) consisting of three to five LLC Directors. All of the LLC Directors are set forth on Schedule I attached hereto, and incorporated herein by this reference. Schedule I attached hereto sets forth the following information as to each such person:

(i).	name;
(ii).	residence or business address;
(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv).	citizenship.

During the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4.         Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following information:

“Pursuant to that certain Underwriting Agreement, dated May 19, 2014 (the “May 2014 Underwriting Agreement”), which is attached hereto as Exhibit 9, among the Issuer and the Selling Stockholders named therein (collectively, the “May 2014 Selling Stockholders”) and Goldman, Sachs & Co., as underwriter (the “May 2014 Underwriter”), on May 22, 2014, each of the Coors Family Trusts and the Foundation sold the number of shares of Issuer Common Stock next to their name to the May 2014 Underwriter at a purchase price of $10.415 per share, which represents the public offering price of $10.45 per share less the Underwriter’s discount of $0.035 per share, of Issuer Common Stock in a registered offering (the “May 2014 Registered Offering”). The May 2014 Registered Offering was made pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-176606).

Reporting Person	Shares of Issuer Common Stock Sold on May 22, 2014
Adolph Coors Jr. Trust	893,307
Augusta Coors Collbran Trust	323,936
Bertha Coors Munroe Trust B	363,860
Grover C. Coors Trust	14,020,755
Herman F. Coors Trust	457,820
Louise Coors Porter Trust	293,585
May Kistler Coors Trust	550,867
Adolph Coors Foundation	242,754

The foregoing description of the May 2014 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the May 2014 Underwriting Agreement, which is attached hereto as Exhibit 9 and incorporated herein by reference.”

Item 5.         Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As a result of the May 2014 Registered Offering, the Reporting Persons no longer beneficially own any shares of Issuer Common Stock.

(c)           Except as set forth in Item 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.

(d)           Other than the LLC, as trustee of the Coors Family Trusts, subject to the discussion in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)           The Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Issuer Common Stock upon the closing of the May 2014 Registered Offering on May 22, 2014.”

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer.  The following, however, describes certain relationships between and among the LLC, the Coors Family Trusts, the Foundation and the individuals identified on Schedule 1 attached hereto.

As of May 27, 2014, the number of shares of Issuer Common Stock held by each of the Coors Family Trusts and the Foundation is summarized as follows:

Identity	Number of Shares	Percentage of Outstanding
Adolph Coors Jr. Trust	0	0.0%
Augusta Coors Collbran Trust	0	0.0%
Bertha Coors Munroe Trust B	0	0.0%
Grover C. Coors Trust	0	0.0%
Herman F. Coors Trust	0	0.0%
Louise Coors Porter Trust	0	0.0%
May Kistler Coors Trust	0	0.0%
Adolph Coors Foundation	0	0.0%

Pursuant to the Operating Agreement of the LLC, each of the Coors Family Trusts are administered and managed by a Trust Committee consisting of three to five LLC Directors whose actions and decisions are final and binding, and constitute the actions and decisions of all LLC Directors as if the LLC Directors had so acted or decided, except that the LLC Directors have the limited power and authority to act or decide for a Trust Committee only if:

(i)                                     the Trust Committee is unable to act or decide and makes a formal appeal to the LLC Directors to resolve the matter, or if the matter involves a legally required act or decision, no formal appeal is necessary for the LLC Directors to so act or decide when the Trust Committee is unable to do so; and

(ii)                                  the act or decision of a Trust Committee with respect to investment of an individual trust’s assets is in conflict with the investment strategy and best interests of the Coors Family Trusts as a whole as reflected in the investment strategy of the other Trust Committees.”

Item 7.         Material To Be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit No.	Description of Exhibit
1

Joint Filing Agreement, dated May 28, 2014, among Adolph Coors Company LLC, the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Adolph Coors Foundation.

2

Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P., TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007).

3

Registration Rights Agreement, dated as of July 9, 2007, Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. Field Holdings, Inc., TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P., TPG Bluegrass V, Inc., and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007).

4

Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on December 18, 2012).

5

Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on March 27, 2013).

6

Underwriting Agreement, dated May 30, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on June 5, 2013).

7

Underwriting Agreement, dated August 7, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on August 13, 2013).

8

Underwriting Agreement, dated November 19, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on November 25, 2013).

9

Underwriting Agreement, dated May 19, 2014, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Goldman, Sachs & Co. as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on May 22, 2014).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2014	ADOLPH COORS COMPANY LLC

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Director

Date: May 28, 2014	ADOLPH COORS JR. TRUST
AUGUSTA COORS COLLBRAN TRUST
BERTHA COORS MUNROE TRUST B
HERMAN F. COORS TRUST
LOUISE COORS PORTER TRUST
GROVER C. COORS TRUST
MAY KISTLER COORS TRUST

By: Adolph Coors Company LLC, as Trustee

		By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Director

Date: May 28, 2014	ADOLPH COORS FOUNDATION

	By:	/s/ Peter H. Coors
Peter H. Coors, Trustee and President

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1

Joint Filing Agreement, dated May 28, 2014, among Adolph Coors Company LLC, the Adolph Coors Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Adolph Coors Foundation.

2

Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P., TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007).

3

Registration Rights Agreement, dated as of July 9, 2007, Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. Field Holdings, Inc., TPG Bluegrass IV — AIV 1, L.P., TPG Bluegrass IV — AIV 2 L.P., TPG Bluegrass V — AIV 1, L.P., TPG Bluegrass V — AIV 2 L.P., TPG FOF V — A, L.P., TPG FOF V — B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P., TPG Bluegrass V, Inc., and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed with the Commission on July 11, 2007).

4

Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on December 18, 2012).

5

Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on March 27, 2013).

6

Underwriting Agreement, dated May 30, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on June 5, 2013).

7

Underwriting Agreement, dated August 7, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on August 13, 2013).

8

Underwriting Agreement, dated November 19, 2013, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on November 25, 2013).

9

Underwriting Agreement, dated May 19, 2014, among Graphic Packaging Holding Company, the Selling Stockholders named in Schedule B thereto, and Goldman, Sachs & Co. as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed with the Commission on May 22, 2014).

Schedule I

Board of Directors

of

Adolph Coors Company LLC

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Joseph Coors, Jr.	Retired (October 31, 2000)	Residence:
2981 Kendrick Street
Golden, CO 80401

Jeffrey H. Coors	Chairman	Fiskeby Holdings US LLC 16000 Table Mountain Parkway
Golden, CO 80403 (paperboard mill)

Peter H. Coors	Chairman of the Board	Molson Coors Brewing Company 311 Tenth Street
Golden, CO 80401 (beverage brewing)

John K. Coors	Chairman, President & Chief Executive Officer	CoorsTek, Inc. 16000 Table Mountain Parkway
Golden, CO 80403 (advanced materials technology)

Wm. Grover Coors, Ph.D.	Chief Scientist	CoorsTek, Inc. 600 Ninth Street
Golden, CO 80401 (advanced materials technology)

J. Bradford Coors	Management	CoorsTek LLC 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technologies)

Melissa Coors Osborn	Senior Manager Organization Development	Molson Coors Brewing Company 311 Tenth Street Golden, CO 80401 (beverage brewing)

*              Each named person is a citizen of the United States of America.

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Christien Coors-Ficeli	President & Chief Executive Officer	AC Vin Co LLC 1119 State Lane Yountville, CA 94599 (winery)

Douglas M. Coors	Executive Vice President	CoorsTek, Inc. 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technology)

Peter Joseph Coors	Trade and Consumer Quality Manager	MillerCoors LLC 17735 West 32nd Avenue Golden, CO 80401 (beverage brewing)

Timothy I. Coors	Chief Executive Officer	CoorsTek Sensors, LLC 2451 Riverside Parkway Grand Junction, CO 81505 (advanced emission sensors)

Jonathan D. Coors	Chief Executive Officer	CoorsTek Medical LLC 13600 Heritage Parkway, Suite 170 Fort Worth, TX 76177 (medical components)

Darden K. Coors	Chief Executive Officer	AC Restaurant Co LLC 700 Twelfth Street, Suite 200 Golden, CO 80401 (fast casual restaurants)

Michael L. Coors	Chief Executive Officer	Outlast Technologies LLC 831 Pine Ridge Road Golden, CO 80403 (advanced textiles technologies)

David S. Coors	Third Shift Associate Brand Manager	MillerCoors LLC 250 South Wacker Drive, Suite 250 Chicago, IL 60606 (beverage brewing)

Heidi Coors Robbins	Senior Business Analyst	CoorsTek LLC 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technologies)

*              Each named person is a citizen of the United States of America.